As of October 31, 2011, the following persons or entities now own more than 25% of a funds voting securities.

Person/Entity

NATIONAL FINANCIAL SERVICES LLC
ACCESS FLEX HIGH YIELD                    35.57%

AMERITRADE INC
ACCESS FLEX HIGH YIELD                    27.69%


As of October 31, 2011, the following
persons or entities no longer own
more than 25% of a funds voting securities.

Person/Entity

TRUST COMPANY OF AMERICA
ACCESS FLEX HIGH YIELD                     10.01%